Filed Pursuant to Rule 433

Registration No. 333-171519 and

333-171519-01 through 333-171519-05

Final Term Sheet dated February 8, 2011

4.500% Senior Guaranteed Notes due 2014

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)
Guarantors:	Ally US LLC, IB Finance Holding Company, LLC, GMAC Latin America Holdings LLC, GMAC International Holdings B.V. and GMAC Continental LLC, each a subsidiary of Ally
Expected Ratings:	B1 / B / BB (Moody’s/S&P/Fitch)
Title of Securities:	4.500% Senior Guaranteed Notes due 2014 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	February 8, 2011
Settlement Date:	February 11, 2011 (T+3)
Final Maturity Date:	February 11, 2014
Aggregate Principal Amount:	$1,000,000,000
Gross Proceeds:	$1,000,000,000
Underwriting Discount:	0.875%
Net Proceeds to Ally before Estimated Expenses:	$991,250,000
Coupon:	4.500%
Issue Price:	100.000%
Benchmark Treasury:	1.000% due January 15, 2014
Benchmark Treasury Yield:	1.349%
Spread to Benchmark Treasury:	+315.1 bps
Yield to Maturity:	4.500%
Interest Payment Dates:	Semi-annually, in arrears on February 11 and August 11 of each year, until maturity, commencing August 11, 2011
Optional Redemption:	None
Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005N AF7
ISIN: US02005NAF78
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc.
Co-Managers:

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Aladdin Capital LLC

Blaylock Robert Van, LLC

CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc.

Denominations:	2,000 x 1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or RBS Securities Inc. toll-free at 1-866-884-2071.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.